SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

INTERLINK ELECTRONICS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Par Value $0.00001,
Having an Exercise Price Per Share Equal To or Greater Than $15.00
(Title of Class of Securities)

n/a*
(Cusip Number of Class of Securities)

Paul D. Meyer
Chief Financial Officer
Interlink Electronics, Inc.
546 Flynn Road
Camarillo, California 93012
(805) 484-8855

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:

John J. Halle
Kevin S. Thomas
Stoel Rives LLP
900 SW 5th Avenue, Suite 2600
Portland, Oregon 97204
(503) 224-3380

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$239,762**	$22.06

*	There is no trading market or CUSIP number for the options. The CUSIP number for the underlying common stock is 458751104.

**
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase shares or common stock of Interlink Electronics, Inc. having an aggregate value of $239,762 as of July 8, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/92nd of one percent of the value of the transaction.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22.06	Filing Party: Interlink Electronics, Inc.

Form or Registration No.: Schedule TO (File No. 5-44212)	Date Filed: July 9, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.
☑  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Interlink Electronics, Inc. (the “Company” or “Interlink”) with the Securities and Exchange Commission on July 9, 2002, as amended by Amendment No. 1 thereto filed on July 23, 2002 (collectively, the “Schedule TO”), to report the results of the offer by the Company to eligible option holders to exchange options outstanding under its 1996 Stock Incentive Plan (the “Plan”) to purchase shares of the Company’s Common Stock with an exercise price per share equal to or greater than $15 , for new options to purchase shares of Common Stock to be granted under the Plan upon the terms and subject to the conditions described in the Offer to Exchange dated July 9, 2002, as amended (the “Offer to Exchange”), and related Election Form, as amended, previously filed as Exhibit (a)(1) and Exhibit (a)(2) to the Schedule TO, respectively. This Amendment No. 2 is the final amendment to the Schedule TO.

Item 4.    Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

The offer made by the Company pursuant to the Schedule TO expired at 5:00 p.m., Pacific time, on Wednesday, August 7, 2002. Pursuant to the Offer to Exchange, the Company accepted options to purchase an aggregate of 635,000 shares of the Common Stock from tendering eligible option holders, representing approximately 99.7% of the shares underlying eligible options in exchange for a promise by the Company to issue new options. Subject to the terms and conditions of the Offer to Exchange, the Company will grant new options to purchase the same number of shares of Common Stock as the number of shares subject to the options accepted for exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

INTERLINK ELECTRONICS, INC.

By:	/S/ E. MICHAEL THOBEN
Name: E. Michael Thoben, III Its: Chief Executive Officer